

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 1, 2016

Via E-mail
Mr. Jonathan H. Wolk, Executive Vice President and CFO
Mistras Group, Inc.
195 Clarksville Rd.
Princeton Junction, NJ 08550

      Re: **Mistras Group, Inc.**
              Form 10-K for the year ended May 31, 2015
              Filed August 12, 2015
              File No. 1-34481

Dear Mr. Wolk:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Cash

John Cash
Branch Chief
Office of Manufacturing and
Construction